CENTRAL VIRGINIA BANKSHARES, INC.

2001 Annual Report


CVB
Central Virginia
Bank
Central Virginia Bank
Central Virginia Bank
Central Virginia Bank

BUSINESS OF THE COMPANY

Central Virginia Bankshares, Inc. (the "Company") was incorporated in 1986 to serve as the holding company for Central Virginia Bank (the "Bank"). The Bank was incorporated in 1972 under the laws of Virginia and opened for business on September 17, 1973. Its principal service area is Powhatan County and extends into Chesterfield, Cumberland , and Henrico Counties. The Bank has branch offices in the village of Flat Rock in Powhatan County; in Cartersville and near the Courthouse in Cumberland County; in the village of Midlothian and in Brandermill, both in Chesterfield County: and in Wellesley in Henrico County. The Wellesley location was acquired from another financial institution in July 2001.

The Bank engages in a general community and commercial banking business, targeting the banking needs of individuals and small to medium sized businesses in its primary service area. The Bank offers all traditional loan and deposit banking services as well as newer services such as telephone banking ,debit cards, and internet banking.

The Bank encounters strong competition for its banking services within its primary service area from other community banks and larger banks in the Richmond metropolitan area. The success of the Bank in the past and its plans for success in the future is dependent upon providing superior customer service and convenience. The Bank will continue to focus its lending within its primary service area.

The company is subject to regulation by the Board of Governors of the Federal Reserve System. The Bank is supervised and regularly examined by the Federal Reserve Board and the Bureau of Financial Institutions of Virginia's State Corporation Commission. The Bank is also subject to Federal Deposit Insurance Corporation deposit insurance assessments.

The Company and the Bank have 81 full-time and 22 part-time employees.

TABLE OF CONTENTS

Financial Highlights	1
Letter to Shareholders	2
Management's Discussion & Analysis	4
Consolidated Balance Sheets	15
Consolidated Statements of Income	16
Consolidated Statements of Stockholders' Equity	17
Consolidated Statements of Cash Flows	18
Notes to Consolidated Financial Statements	19
Independent Auditors' Report	31
Directors & Officers	32
Corporate Information & Staff	Inside Back Cover

Represented on the cover are the seven Bank Branches in your community. Starting from the top with the Mortgage Loan Services Office in Flat Rock; then Banking Offices in Cumberland, Wellesley, Cartersville, Brandermill, Midlothian; and ending with the Main Office in Flat Rock.

FINANCIAL HIGHLIGHTS

For the Years Ended December 31,	**2001**	2000	1999	1998	1997
		(Dollars in thousands, except per share data)			
At Year End					
Total Assets	**$249,423**	$200,933	$189,332	$182,629	$145,219
Deposits	**208,027**	165,811	152,211	154,727	122,674
Loans Receivable, net	**139,411**	132,383	128,568	109,566	88,832
Stockholders' Equity	**20,828**	19,177	17,087	17,117	15,840
Net Income	**2,019**	2,060	1,960	1,936	1,834
Ratios					
Return on Average Assets	**.93%**	1.06%	1.05%	1.23%	1.38%
Return on Average Equity	**10.00%**	11.52%	11.28%	12.20%	12.60%
Per Share Data(1)					
Net Income	**1.04**	1.07	1.02	1.01	.96
Cash Dividends	**.44**	.41	.40	.385	.368
Book Value Per Share	**10.69**	9.91	8.88	8.94	8.30

(1) Adjusted for 2-for-1 stock split issued in August 1998

Assets
($ millions)


145
182
189
200
249
97
98
99
00
01

Net Income
($ thousands)


1,834
1,936
1,960
2,060
2,019
97
98
99
00
01

Book Value Per Share
($ per share)


8.30
8.94
8.88
9.91
10.69
97
98
99
00
01

Much was accomplished in 2001, and in retrospect, it must be considered one of the most challenging but at the same time successful years ever for Central Virginia Bankshares, Inc. We are pleased to report that for the year ended December 31, 2001, our net income was $2,019,300 or $1.04 per share compared to $2,060,450 or $1.07 per share in the prior year. As compared to the prior year, the slight declines of 2 percent in net income and 2.6 percent in earnings per share, when considered in light of the acquisition of our new full service Wellesley branch in July, coupled with the volatile interest rate environment throughout the year, is evidence that our bank can successfully manage through challenging times. We are convinced that Central Virginia Bankshares, Inc. is strong, healthy and well positioned for the future. At year-end 2001 the book value of a share of common stock had risen to $10.69 from the prior year's $9.91. Our 2001 return on shareholders' equity was 10.00 percent and return on assets was .93 percent as compared to the prior year's 11.52 and 1.06 percent respectively, both ratios were impacted by the significant events mentioned above. It is of particular importance at this juncture to note our strong performance in the fourth quarter of 2001 where we earned $603,670 in net income, representing 30 percent of the full year's net income of $2,019,300. We feel is evidence of the fact that we have seen our way through the more difficult times and our future earnings should continue to expand. This will enhance our franchise and create additional value for our shareholders in the quarters and years to come.

The company's fully taxable equivalent net interest income, which represents the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, for the year was $8.1 million, off by only one percent when compared to the prior year's $8.2 million. We feel this is indeed a significant achievement, since it was accomplished over the twelve month period when the prime interest rate fell from 9.5 percent in January to 4.75 percent in December 2001, an unprecedented total of 475 basis points. There were eleven rate cuts over the course of last year, initiated by the Federal Reserve, in an effort to stimulate the national economy. Most of the indicators throughout the year, however, pointed to continued weakness, and seemed to confirm that our country was indeed in the midst of a recession. This stimulative monetary policy of the Fed is intent on preventing a protracted recession, without creating excessive inflation. Unfortunately, our national economic woes were further compounded by the tragic events of September 11th, that this nation shall never forget and will long endure, which had a further negative impact on an already weak economy. Nevertheless, our nation has again come together stronger and united, as we always have in times of crisis or adversity. Recent preliminary indications are that perhaps all the efforts thus far to buoy the economy from the recessionary tide, may well prove to have been successful. Despite this cautiously optimistic outlook, there are still several major sectors of our economy that are far from what would be considered healthy. So we are not out of the woods yet, but we may be on our way.

At our local level, in the markets we serve, we have been fortunate, as the recession has thus far not had a materially negative effect. From all the indications we are seeing, we do not anticipate a significant impact. The growth in most consumer loans has abated, however residential construction loan activity remains robust driven in large part by the low interest rate environment for both builders as well as buyers. Mortgage loan activity continues high, with the majority of transactions involving refinancing, again directly influenced by the current rate environment. Our overall credit quality is very good, with total loan related non performing assets, consisting of non accruing loans, foreclosed property, and loans past due 90 days or more, declining for the fourth consecutive quarter to under $1 million. At the same time our reserve for loan losses stands at its highest level ever, over $1.8 million. This reserve represents 1.3 percent of total loans outstanding and 165 percent of non-performing assets, both are reasonable and prudent levels.

Our most significant growth over the past year has been in deposits, with the total at year-end 2001 over $208 million, 25 percent higher than the prior year, and distributed among



Ralph Larry Lyons, John B. Larus

all categories. As a result of our strong inflow of deposits and slower growth in loans, the bank's investment portfolio has accordingly grown to over $87 million at year-end. At December 31, 2001, the company reached record levels of both earning assets of $228 million, as well as total assets, which exceeded $249 million.

Over the past year, our non-interest income reached its highest level ever, totaling over $1.8 million a 17 percent increase over the prior year. Our plans are to further increase this critical component of our overall profitability in the future by expanding secondary market mortgage originations, sales of non deposit investment products, various ancillary banking activity fees, and revenues from title and other insurance.

At the same time, we continue our efforts to control the growth in non-interest expenses. For the year of 2001 total non-interest expense increased by only 5.8 percent, to $6.7 million, which considering the addition of personnel and operating expenses related to the Wellesley branch acquisition in July, we feel is quite reasonable.

As we indicated at the outset, 2001 was a year where significant accomplishments were achieved. First, most notably of which was the acquisition and successful integration of our newest branch at Wellesley, located in the fast growing Short Pump area of western Henrico County. The overwhelming success of this endeavor, from submission of our initial bid, the required regulatory filings, event planning, system conversions, final settlement and transition was due entirely to the dedication and talents of our Officers and employees. Second, despite several new competitors in our market, we experienced significant deposit growth, in excess of 25 percent over the prior year. This, we feel is tangible evidence that our philosophy of being the premier community bank in the markets we serve is accepted and appreciated by our customers. Third, our efforts to increase non-interest income while prudently controlling growth of non-interest expense have been successful.

Does the future bode well for Central Virginia Bankshares, Inc? In our opinion, it certainly does. We will continue to evaluate potential sites for new branch locations in high growth areas of our primary markets. Our philosophy is only to invest in branch locations that can be profitable within a short period of time. We consistently look for new ways to reward and incent all our employees for their efforts in making Central Virginia Bank more profitable and efficient, while maintaining a steadfast commitment to extraordinary levels of customer service. We also look to reward customer loyalty, especially those customers who have the majority of their banking relationship with us. In the future, we will continue evaluating new, innovated or additional delivery channels for banking services and products involving emerging technologies.

In conclusion, our company is truly fortunate to have such a dedicated team of fine individuals, who make Central Virginia Bankshares what it is, an outstanding organization to bank with, invest in, and work for. We are very thankful and honored to have your support.

Sincerely,

John B. Larus
Chairman

Ralph Larry Lyons
President & CEO

RESULTS OF OPERATIONS

For the year ended December 31, 2001, net income was $2,019,300, a decrease of 2.0% from the previous year. The continual decline in interest rates throughout the year resulted in a decrease in net interest income in spite of record levels of interest-earning assets. Average interest-earning assets increased 10.95% from $182.7 in 2000 to $202.7 million in 2001. The primary source of this increase was a 30.4% increase in average investment securities from $47.2 million in 2000 to $61.5 million in 2001. The increase in interest-earning assets was funded by a 17.6% increase in average total deposits which increased from an average of $157.2 million in 2000 to $184.9 million in 2001. In addition to the effects of net interest income on net income for the year, other income increased 16.7% and other expenses increased 5.8%. Net income per common share was $1.04 in 2001 compared to $1.07 in 2000.

The Company's net income for the year ended December 31, 2000 was $2,060,450, an increase of 5.1% from 1999. This increase reflects a 4.6% increase in net interest income, which was primarily due to a 4.9% increase in average interest earning assets for the year. In addition, non-interest income rose 18.3% primarily due to a 14.7% increase in deposit fees and other service charges on deposit accounts and a 30.4% increase in the "other" category which includes the results of our non-deposit investment sales program which began in May 2000.

The Company's return on average equity was 10.0% in 2001, compared to 11.5% and 11.3% in 2000 and 1999, respectively. Return on average assets amounted to .93%, 1.06% and 1.05% for these same years.

Net Interest Income. The Company's net interest income was $7,876,279 in 2001, compared to $7,917,254 and $7,570,848 for 2000 and 1999, respectively. Due to management's efforts to manage the cost of liabilities, net interest income in 2001 declined less than 1%, reflecting the effects of the dramatic declines in interest rates during the year. At the end of the year the Company has adjusted its balance sheet composition to capitalize on the current low interest rate environment.

The following table sets forth the Company's average interest earning assets (on a tax equivalent basis) and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, all for the periods indicated.

Year Ended December 31,	2001			2000			1999		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
Interest earning assets:									
Federal funds sold	$ 6,528	$ 231	3.54%	$ 2,416	$ 154	6.37%	$ 56	$ 3	5.36%
Securities: (5)									
U. S. Treasury and other U. S. government agencies and corporations	$ 25,540	$ 1,703	6.67%	$ 16,897	$ 1,089	6.44%	$ 22,028	$ 1,415	6.42%
States and political subdivisions (3)	23,236	1,670	7.19%	23,597	1,716	7.27%	25,029	1,833	7.32%
Other securities	12,757	955	7.49%	6,682	534	7.99%	5,231	391	7.47%
Total securities (3)	61,533	4,328	7.03%	47,176	3,339	7.08%	52,288	3,639	6.96%
Loans (1)(2)(3)(4)	134,670	11,770	8.74%	133,131	12,422	9.33%	121,783	10,871	8.93%
Total interest-earning assets (3)	$202,731	$16,329	8.05%	$182,723	$15,915	8.71%	$174,127	$14,513	8.33%
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$ 34,536	$ 797	2.31%	$ 31,926	$ 925	2.90%	$ 33,789	$ 974	2.88%
Savings	20,285	624	3.08%	18,582	603	3.25%	18,949	613	3.24%
Other time	106,457	6,294	5.91%	85,271	5,026	5.89%	80,986	4,334	5.35%
Total deposits	161,278	7,715	4.78%	135,779	6,554	4.83%	133,724	5,921	4.43%
Federal funds purchased and securities sold under repurchase agreements	170	7	4.12%	1,065	64	6.01%	6,094	325	5.33%
FHLB borrowings	10,384	466	4.49%	16,602	1,081	6.51%	7,338	427	5.82%
Long-term debt	12	1	8.33%	20	2	10.00%	29	2	6.90%
Total interest-bearing liabilities	$171,844	$ 8,189	4.77%	$153,466	$ 7,701	5.02%	$147,185	$ 6,675	4.54%
Net interest spread		$ 8,140	3.28%		$ 8,214	3.69%		$ 7,838	3.79%
Net interest margin			4.02%			4.50%			4.50%

(1) Installment loans are stated net of unearned income.
(2) Average loan balances include nonaccrual loans.
(3) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%
(4) Interest income on loans includes loan fees of $577,506 in 2001, $424,169 in 2000, and $727,800 in 1999
(5) Includes securities available for sale and securities held to maturity

The net interest margin is a measure of net interest income performance. It represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average interest earning assets. The Company's net interest margin was 4.02% in 2001, compared to 4.50% during 2000 and 4.50% in 1999. The net interest margin decreased in 2001 due to the unprecedented reduction in interest rates during the year. The yield on average interest-earning assets for the year was 8.05% in 2001 compared to 8.71% in 2000 while the average balance increased 10.95% to $202.7 million. The net interest margin remained the same in 2000 as in 1999 as the tax-equivalent yield on interest earning assets increased to 8.71% in 2000 from 8.33% in 1999 and the cost of funds increased to 5.02% in 2000 from 4.54% in 1999. These increases reflect the general increases in rates in 2000.

Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the periods indicated. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

(Dollars in Thousands)	2001 Compared to 2000			2000 Compared to 1999		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Federal funds sold	$ 105	$ (28)	$ 77	$ 150	$ 1	$ 151
Securities: (1)						
U. S. Treasury and other U. S. government agencies and corporations	575	39	614	(331)	5	(326)
States and political subdivisions (2)	(26)	(20)	(46)	(104)	(13)	(117)
Other securities	453	(32)	421	114	29	143
Total securities	1,002	(13)	989	(321)	21	(300)
Loans(2)	146	(798)	(652)	1,044	507	1,551
Total interest income	$1,253	$(839)	$ 414	$ 873	$ 529	$1,402
Interest expense:						
Deposits:						
Interest bearing demand	$ 87	$(215)	$(128)	$ (54)	$ 5	$ (49)
Savings	48	(27)	21	(12)	2	(10)
Other time	1,253	15	1,268	237	455	692
Total deposits	1,388	(227)	1,161	171	462	633
Federal funds purchased and securities sold under repurchase agreements	(42)	(15)	(57)	(308)	(47)	(261)
FHLB advances	(336)	(279)	(615)	597	57	654
Long-term debt	(1)	(0)	(1)	0	(0)	0
Total interest expense	$1,009	$(521)	$ 488	$ 460	$ 566	$1,026
Increase (decrease) in net interest income	$ 244	$(318)	$ (74)	$ 413	$ (37)	$ 376

(1) Includes securities available for sale and securities held to maturity
(2) Fully taxable equivalent basis

Non-Interest Income. The Company's non-interest income increased 16.7%, or $264,813 to $1,848,691 in 2001 compared to $1,583,878 in 2000. Deposit fees and charges increased 5.3% while the "other" category increased 38.7%. Primarily, this increase is attributed to our secondary mortgage market originations, ATM and other card related fees, and earnings of our insurance subsidiary. In addition, the Company realized gains on sales of securities in the amount of $28,460 during 2001 whereas there was no activity in this category in the previous year.

For the year ended December 31, 2000, the Company's non-interest income increased 18.3% to $1,583,878 from $1,339,124 in 1999. Service charges on deposit accounts increased 14.7% and other income increased 30.4%. The increase in service charges relates to an increase in the number of deposit accounts as well as an increase in the amount of many of the individual charges that had not been increased in several years. Our new non-deposit investment sales program contributed to the increase in other income.

Non-Interest Expenses. The Company's non-interest expenses increased 5.8%, or $363,688 in 2001 compared to the previous year. This increase is primarily attributable to expenses related to our new Wellesley branch location in Henrico County, which was acquired from another financial institution in July 2001. In addition to expenses related to the new branch and it's personnel, pensions and other employee benefits increased 24.6% due to increases in the costs of medical insurance coverage and a full year of company matching contributions to the 401-K plan adopted in April 2000. Increases in equipment repairs and maintenance of 19.6%, office supplies, telephone, and postage of 18.1% and taxes and licenses of 14.7% all are attributable to the growth of the company, including the new branch office.

Non-interest expenses for the year ended December 31, 2000 increased 6.4% from 1999. The Company's efforts to control non-interest are reflected in the fact that advertising expenses decreased 30.0%, office supplies and postage expenses decreased 11.9%, and professional fees and other operating expenses both decreased less than 1%. Professional fees include legal fees paid to defend the Bank in a lawsuit filed in May 1999. This suit was settled in the third quarter of 2000 with no significant financial impact on the Company. Employee salaries and benefits expenses increased 13.5% in 2000 due to normal turnover and subsequent replacement coupled with general increases in the cost of benefits. Occupancy and equipment related expenses increased 9.8% as the depreciation expense related to new equipment placed into service in 1999 was recognized for a full year.

Income Taxes. The Company reported income taxes of $747,429 in 2001, compared to $732,629 in 2000 and $714,045 in 1999. These amounts yielded effective tax rates of 27.0%, 26.2%, and 26.7%, respectively.

FINANCIAL CONDITION

Loan Portfolio. The Company is an active residential mortgage and residential construction lender and generally extends commercial loans to small and medium sized businesses within its primary service area. The Company's commercial lending activity extends across its primary service area of Powhatan, Cumberland , western Chesterfield, and western Henrico Counties. Consistent with its focus on providing community-based financial services, the Company generally does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

The principal economic risk associated with each of the categories of loans in the Company's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. The risk associated with the real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations in value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial, financial and agricultural loans varies based upon the strength and activity of the local economies of the Company's market areas. The risk associated with real estate construction loans varies based upon the supply of and demand for the type of real estate under construction. Many of the Company's real estate construction loans are for pre-sold or contract homes. Builders are limited as to the number and dollar amount of loans for speculative home construction based on the financial strength of the borrower and the prevailing market conditions.

Net loans outstanding increased $7.0 million or 5.3% from year-end 2000 to year-end 2001 compared to an increase of $3.8 million, or 3.0% from year-end 1999 to year-end 2000. The loan to deposit ratio was 67.0% at December 31, 2001, compared to 79.8% at December 31, 2000 and 84.5% at December 31, 1999.

The following table summarizes the Company's loan portfolio, net of unearned income:

At December 31	**2001**	2000	1999
	(Dollars in Thousands)		
Commercial	**$ 30,879**	$ 22,290	$ 20,109
Real Estate:			
Mortgage	**60,851**	60,188	58,058
Home equity	**5,082**	4,334	4,632
Construction	**24,288**	20,022	19,029
Total real estate	**$ 90,221**	$ 84,544	$ 81,719
Bank cards	**845**	840	795
Installment	**19,505**	26,732	27,723
	141,450	134,406	130,346
Less unearned income	**(200)**	(364)	(291)
	141,250	134,042	130,055
Allowance for loan losses	**(1,839)**	(1,658)	(1,487)
Loans, net	**$139,411**	$132,384	$128,568

As shown in the above table, the total amount of real estate loans outstanding increased by $5.7 million in 2001 and by $2.8 million in 2000. During 2001, the amount of installment loans decreased by $7.2 million from 2000, compared to a decrease of $1.0 million in 2000 from 1999. Commercial, financial and agricultural loans increased by $8.6 million in 2000 compared to an increase of $2.2 million in 2000.

At December 31, 2001, no concentrations of loans exceeding 10.0% of total loans existed which were not disclosed as a separate category of loans.

The following table shows the contractual maturity distribution of loan balances outstanding as of December 31, 2001. Also provided are the amounts due classified according to the sensitivity to changes in interest rates.

	Maturing			
(Dollars in Thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$12,351	$10,874	$ 7,654	$ 30,879
Real Estate:				
Mortgage	403	2,001	58,447	60,851
Home equity	13	298	4,771	5,082
Construction	24,288	—	—	24,288
Total real estate	24,704	2,299	63,218	90,221
Bank cards	—	—	845	845
Installment	1,433	16,400	1,472	19,305
	$38,488	$29,573	$73,189	$141,250
Loans maturing with:				
Fixed interest rates				$46,258
Variable interest rates				94,992
				$141,250

Asset Quality. Non-performing loans include non-accrual loans, loans 90 days or more past due and restructured loans. Non-accrual loans are loans on which interest accruals have been discontinued. Loans which reach non-accrual status may not be restored to accrual status until all delinquent principal and interest has been paid, or the loan becomes both well secured and in the process of collection. Restructured loans are loans with respect to which a borrower has been granted a concession on the interest rate or the original repayment terms because of financial difficulties.

Non-performing loans totaled $866,660 at December 31, 2001, compared to $1,332,871 at December 31, 2000 and $1,789,292 at December 31, 1999. The decrease in non-performing loans in 2001 reflects a decrease in loans accounted for on a non-accrual basis. The decrease in non-performing loans in 2000 reflects an increase in loans accounted for on a non-accrual basis and a decrease in loans contractually past due 90 days or more. All of these loans are well secured by real estate and no significant losses are anticipated regardless of the resolution.

During 2001, management became aware that a small business financing revenue bond had defaulted on its interest payments. Subsequently, in accordance with the trust indenture, the trustee has foreclosed on the underlying collateral securing the bond and the property is currently being marketed for sale. The bond was initially placed in non-accrual status, is currently classified as a component of other assets, and the principal was written down to its anticipated liquidation value. The purchase price of the bond in January 1999 was $190,000 and its current carrying value is $150,000. No further losses are anticipated from this bond.

Management forecloses on delinquent real estate loans when all other repayment possibilities have been exhausted. Real estate acquired through foreclosure (OREO) was $97,000 at December 31, 2001, compared to $246,500 and $369,274 at December 31, 2000 and 1999, respectively. All but one parcel of foreclosed property held at December 31, 2001 was in the Company's primary service area and consisted of two single-family dwellings and one building lot. The Bank has incurred current period expenses related to carrying OREO on its books of $5,000 in 2001, $20,000 in 2000 and $11,000 in 1999. The Bank's practice is to value real estate acquired through foreclosure at the lower of (i) an independent current appraisal or market analysis less anticipated costs of disposal, or (ii) the existing loan balance. The Bank is actively marketing all foreclosed real estate and does not anticipate material write-downs in value before disposition.

Management does not believe that the level of non-performing loans in 2001 reflects any systemic problem in the Company's loan portfolio. At December 31, 2001, non-accrual loans totaled $484,460 compared to $950,249 at December 31, 2000 and $108,932 at December 31, 1999. Based on our present knowledge of the status of individual and corporate creditors and the overall economy, management does not anticipate a material increase in non-performing assets, although it may move to foreclose on borrowers whose loans were on a non-accrual status at December 31, 2001.

The following table summarizes non-performing loans:

At December 31,	**2001**	2000	1999
	(Dollars in Thousands)		
Loans accounted for on a non-accrual basis	**$ 484**	$ 950	$ 109
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)	**382**	383	1,680
Loans restructured and in compliance with modified terms (not included in non-accrual loans or loans contractually past due 90 days or more above)	—	—	—
Total	**$ 866**	$1,333	$1,789

Loans 90 days or more past due are placed on non-accrual status unless well secured and in the process of collection. In 2001, $2,288 of interest income was reversed when loans were placed on non-accrual status or upon foreclosure. In 2000 and 1999, $55,522 and $12,103 of interest income was reversed under the same circumstances, respectively. Since the Company operates in a rural to suburban area, it has generally been well acquainted with its principal borrowers and has not had such a large number of problem credits that management has not been able to stay well informed about, and in contact with, troubled borrowers. Additionally, because the Company generally requires collateral for loans, the Company has been able to recover a sufficient amount of loans previously charged off so that the provision for loan losses each year usually exceeds net charge-offs.

The following table sets forth the amounts of contracted interest income and interest income reflected in income on loans accounted for on a non-accrual basis and loans restructured and in compliance with modified terms:

For the Year Ended December 31,	**2001**	2000	1999
	(Dollars in Thousands)		
Gross interest income that would have been recorded if the loans had been current and in accordance with their original terms	**$ 36**	$ 67	$6
Interest income included in income on the loans	—	—	—

Management is not aware of any other loans at December 31, 2001, which involve serious doubts as to the ability of such borrowers to comply with the existing payment terms.

Management has analyzed the potential risk of loss on the Company's loan portfolio, given the loan balances and the value of the underlying collateral, and has recognized losses where appropriate. Non-performing loans are closely monitored on an ongoing basis as part of the Company's loan review process. Management reviews the adequacy of its loan loss allowance at the end of each month. Based primarily on the Company's loan classification system, which classifies problem credits as substandard, doubtful, or loss, additional provisions for losses are made monthly. Furthermore, past experiences led management to conclude that as a general matter it is prudent to operate with a high level of reserves. The ratio of the allowance for loan losses to total loans was 1.30% at December 31, 2001, compared to 1.24% at

December 31, 2000 and 1.14% at December 31, 1999. Management feels that the growth of the allowance for loan losses, while not at the same rate as the portfolio growth, is adequate to provide for future losses. At December 31, 2001 the ratio of the allowance for loan losses to non-performing loans was 212.4%, compared to 124.4% and 83.1% at December 31, 2000 and 1999, respectively. Management evaluates non-performing loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

The following table summarizes changes in the allowance for loan losses:

(Dollars in Thousands)	**2001**	2000	1999
Balance at beginning of period	**$ 1,658**	$ 1,487	$ 1,267
Charge-offs:			
Commercial, financial and agricultural	**28**	74	61
Real estate mortgage	**18**	54	—
Installment loans to individuals	**184**	165	65
Total	**230**	293	126
Recoveries on previous loan losses:			
Commercial, financial and agricultural	**72**	10	2
Installment loans to individuals	**51**	52	36
Total	**123**	62	38
Net charge-offs	**(107)**	(231)	(88)
Provision charged to operations	**288**	402	308
Balance at end of period	**$ 1,839**	$ 1,658	$ 1,487
Ratio of net loan losses to average net loans outstanding:			
Net charge-offs	**$ 107**	$ 231	$ 88
Average net loans	**132,934**	131,587	128,411
	0.08%	0.18%	0.07%
Ratio of allowance for loan losses to total loans, net of unearned income:			
Allowance for loan losses	**$ 1,839**	$ 1,658	$ 1,487
Total loans at period end	**141,250**	134,042	130,055
	1.30%	1.24%	1.14%
Ratio of allowance for loan losses to non-performing loans:			
Allowance for loan losses	**$ 1,839**	$ 1,658	$ 1,487
Non-performing loans	**866**	1,333	1,789
	212.36%	124.38%	83.12%

For each period presented, the provision for loan losses charged to operations, is based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

The provision for loan losses totaled $288,000 for the year ended December 31, 2001, $401,500 and $308,000 for the years ended December 31, 2000 and 1999, respectively. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's net loan losses while continuing to provide for potential future loan losses in view of a somewhat uncertain economy.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each category of loans:

At December 31,	**2001**			2000			1999		
	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Loans Category to Total Loans	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Total Loans	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Total Loans
				(Dollars in thousands)					
Commercial	**$ 531**	**29%**	**22%**	$ 295	18%	17%	$ 205	14%	16%
Real estate construction	**242**	**13%**	**17%**	212	13%	15%	196	13%	15%
Real estate mortgage [(1)]	**830**	**45%**	**47%**	831	50%	48%	786	53%	48%
Installment [(2)]	**236**	**13%**	**14%**	320	19%	20%	300	20%	21%
	$1,839	**100%**	**100%**	$1,658	100%	100%	$1,487	100%	100%

(1) Includes home-equity loans.
(2) Includes bank cards.

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

SECURITIES

The Company's investment securities portfolio serves several purposes, primarily, liquidity, safety, and yield. Certain of the securities are pledged to secure public deposits and others are specifically identified as collateral for repurchase agreements with customers. The remaining portion of the portfolio is held for investment yield, availability for sale in the event liquidity is needed, and for general asset liability management purposes. During 2001, total securities increased 95.9% to $87.2 million or 35% of total assets, principally due to the influx of funds available for investment as a result of the strong deposit growth coupled with minimal growth in loans. Towards the end of the year the Company has consciously increased its marketable securities holdings supported by borrowings, in light of the historically low interest rate environment, to increase net interest income. During the prior year 2000, total securities declined by 2% to 44.5 million or 22.1% of total assets.

The securities portfolio consists of two components, securities available for sale and securities held to maturity. Securities are classified as held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities so classified are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as available for sale and accounted for at the lower of cost or market value. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of securities have generally been limited to securities of investment grade credit quality with short to intermediate term maturities.

The following table summarizes the book value of the Company's securities held to maturity at the date indicated:

Book Value at December 31,	**2001**	2000	1999
	(Dollars in Thousands)		
U.S. Treasury and other U.S. government agencies and corporations	**$ —**	$ —	$ 2,006
Corporate and other debt	**—**	—	1,678
States and political subdivisions	**13,706**	13,420	23,019
	$13,706	$13,420	$26,703

The following table summarizes the book value of the Company's securities available for sale at the dates indicated.

Book Value at December 31,	**2001**	2000	1999
	(Dollars in Thousands)		
U.S. Treasuries	**$ 1,004**	$ —	$ —
U.S. government agencies and corporations	**30,966**	13,405	12,413
Equities	**3,022**	2,876	2,809
Mortgage-backed securities	**7,171**	2,844	3,444
Corporate and other debt	**20,455**	2,763	1,813
States and political subdivisions	**11,014**	9,858	—
	$73,632	$31,746	$20,479

The book value and average yield of the Company's securities, including securities available for sale, at December 31, 2001, by contractual maturity, are reflected in the following table. Actual maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below categorizes securities according to their contractual maturity, without regard for certain issuers having unilateral optional call provisions prior to the bond's contractual maturity, which they may or may not exercise depending on the overall market level of interest rates at the call date.

	States and political subdivisions		Mortgage-backed Securities		U.S. Treasury and other U.S. agencies and corporations		Corporate Debt		Totals	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
					(Dollars in thousands)					
Due in one year or less	$ 967	7.69%	$ 128	6.99%	$ —	—	$ —	—	$ 1,095	7.61%
Due after one year through five years	4,228	6.93%	742	6.27%	2,304	4.18%	7,779	6.65%	15,053	6.33%
Due after five years through ten years	6,896	6.90%	156	8.15%	11,450	7.29%	5,360	7.90%	23,862	7.32%
Due after ten years	12,629	7.11%	6,145	5.69%	18,216	7.13%	7,316	7.17%	44,306	6.93%
Total	$24,720	7.05%	$7,171	5.83%	$31,970	6.97%	$20,455	7.16%	$84,316	6.94%

As shown in the table above, approximately $1,095,000 or 1.3% of the total portfolio will mature in one year or less while $15.05 million or 17.9% will mature after one year but within five years. The fully taxable equivalent average yield on the entire portfolio was 7.03% for 2001, compared to 7.08% for 2000 and 6.96% for 1999. The book value and the market value of the entire portfolio were approximately equal at December 31, 2001, while the book value exceeded the market value by approximately $599,000 at December 31, 2000.

DEPOSITS AND SHORT-TERM BORROWINGS

The Company's predominate source of funds is deposit accounts. The Company's deposit base is comprised of demand deposits, savings and money market accounts and other time deposits. The Company's deposits are provided by individuals and businesses located within the communities served.

As shown in the following table, average total deposits grew by 17.62% in 2001 and 1.31% in 2000. The average aggregate interest rate paid on deposits was 4.17% in 2001, compared to 4.17% for 2000 and 3.82% in 1999. The majority (57%) of the Company's deposits are higher yielding time deposits because many of its customers are individuals who seek higher yields than those offered on savings and demand accounts.

The following table is a summary of average deposits and average rates paid:

At December 31,	**2001**			2000			1999		
	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate
					(In Thousands)				
Non-interest bearing demand deposits	**$ 23,639**	**$ —**	**—%**	$ 21,443	$ —	—%	$ 21,469	$ —	—%
Interest bearing demand deposits	**34,536**	**797**	**2.31%**	31,926	925	2.90%	33,789	974	2.88%
Savings deposits	**20,285**	**624**	**3.08%**	18,582	603	3.25%	18,949	613	3.24%
Time deposits	**106,457**	**6,294**	**5.91%**	85,271	5,026	5.89%	80,986	4,334	5.35%
Total	**$184,917**	**$7,715**	**4.17%**	$157,222	$6,554	4.17%	$155,193	$5,921	3.82%

The company does not solicit nor does it have any brokered deposits. The following table is a summary of time deposits of $100,000 or more by remaining maturities at December 31, 2001:

	Time Deposits >$100,000
	(in Thousands)
Three months or less	$ 4,491
Three to twelve months	14,616
One year to three years	5,216
Over three years	3,474
	$27,797

CAPITAL RESOURCES

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The Company seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

The Bank's capital position continues to exceed regulatory requirements. The primary indicators relied on by the Federal Reserve Board and other bank regulators in measuring strength of capital position are the Tier 1 Capital, Total Capital, and Leverage ratios. Tier 1 Capital consists of common and qualifying preferred stockholders' equity less goodwill. Total Capital consists of Tier 1 Capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets, which consist of both on and off-balance sheet risks. The Bank's Tier 1 Capital ratio was 10.7% at December 31, 2001, compared to 12.6% at December 31, 2000 and 12.3% at December 31, 1999. The Total Capital ratio was 11.8% at December 31, 2001, compared to 13.8% and 13.3% at December 31, 2000 and 1999, respectively. These ratios are in excess of the mandated minimum requirements of 4.00% and 8.00%, respectively. The Leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2001, the Bank's Leverage ratio was 8.1% compared to 9.3% at December 31, 2000 and 9.1% at December 31, 1999. Each of these exceeds the required minimum leverage ratio of 3.00%.

The following tables show risk based capital ratios and stockholders equity to total assets for the Company and it's principal subsidiary, Central Virginia Bank:

December 31,	Regulatory Minimum	**2001**	2000	1999
Consolidated				
Tier 1 risk-based capital	4.0%	**11.5%**	12.4%	11.8%
Total risk-based capital	8.0%	**12.5%**	13.4%	12.8%
Leverage ratio	3.0%	**8.7%**	10.0%	9.5%
Stockholders' equity to total assets	N/A	**8.4%**	9.5%	9.0%
Central Virginia Bank				
Tier 1 risk-based capital	4.0%	**10.7%**	12.6%	12.3%
Total risk-based capital	8.0%	**11.8%**	13.8%	13.3%
Leverage ratio	3.0%	**8.1%**	9.3%	9.1%

The capital management function is an ongoing process. Central to this process is internal equity generation accomplished by earnings retention. Total stockholders' equity increased by $1.7 million in 2001 and by $2.1 million during 2000 primarily as a result of earnings retention. The return on average equity was 10.0% in 2001, compared to 11.5% in 2000 and 11.3% in 1999. Total cash dividends were paid representing 42% of net income for 2001, while dividends represented 38% of net income for 2000 and 39% for 1999. Book value per share was $10.69 at December 31, 2001, compared to $9.91 at December 31, 2000 and $8.88 at December 31, 1999.

The Company's principal source of cash income is dividend payments from the Bank. Certain limitations exist under applicable law and regulation by regulatory agencies regarding dividend payments to a parent by its subsidiaries. As of December 31, 2001, the Bank had $3.5 million of retained earnings available for distribution to the Company as dividends without prior regulatory approval.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity. Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments, and loans maturing within one year. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Additional sources of liquidity available to the Company include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates, borrowing from the Federal Home Loan Bank, purchasing of federal funds, and selling securities under repurchase agreements. To further meet its liquidity needs, the company also has access to the Federal Reserve System. In the past, growth in deposits and proceeds from the maturity of investment securities has been sufficient to fund the net increase in loans. However, in 2000 the Company had to make use of its borrowing availability as the flow of deposits slowed. In 2001, although the flow of deposits increased sufficiently to fund loan growth, the Company used portions of its borrowing availability to purchase marketable securities in an effort to increase net interest income.

Interest Rate Sensitivity. In conjunction with maintaining a satisfactory level of liquidity, management must also control the degree of interest rate risk assumed on the balance sheet. Managing this risk involves regular monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time interval.

At December 31, 2001, the Company had a negative 12-month gap position. Since the largest amount of interest sensitive assets and liabilities reprice within 12 months, the Company monitors this area closely. The Company does not emphasize interest sensitivity analysis beyond this time frame because it believes various unpredictable factors could result in erroneous interpretations. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin. While the Company does not match each of its interest sensitive assets against specific interest sensitive liabilities, it does seek to enhance the net interest margin while minimizing exposure to interest rate fluctuations.

EFFECTS OF INFLATION

Inflation significantly affects industries having high proportions of fixed assets or high levels of inventories. Although the Company is not significantly affected in these areas, inflation does have an impact on the growth of assets. As assets grow rapidly, it becomes necessary to increase equity capital at proportionate levels to maintain the appropriate equity to asset ratios. Traditionally, the Company's earnings and high capital retention levels have enabled the Company to meet these needs.

The Company's reported earnings results have been affected by inflation, but isolating the effect is difficult. The different types of income and expense are affected in various ways. Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

The following table summarizes the contractual repayment terms or nearest repricing dates of the Company's interest earning assets and interest bearing liabilities at December 31, 2001:

(Dollars in Thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Interest Earning Assets:					
Securities available for sale	$17,198	$ 12,318	$ 21,702	$22,229	$ 73,447
Securities held to maturity	652	3,591	4,325	5,138	13,706
Loans	57,741	11,512	51,268	20,729	141,250
Total interest-earning assets	$75,591	$ 27,421	$ 77,295	$48,096	$228,403
Interest Bearing Liabilities:					
Deposits:					
Interest bearing demand	$ —	$ 3,823	$ 3,823	$30,593	$ 38,239
Savings	—	23,558	—	—	23,558
Time deposits, $100,000 and over	4,491	14,616	8,690	—	27,797
Other time deposits	16,637	46,409	29,391	—	92,437
Federal funds purchased and securities sold under repurchse agreements	4,763				4,763
FHLB advances	10,000	5,000			15,000
Long-term debt	—	9	—		9
Total interest-bearing liabilities	$35,891	$ 88,415	$ 46,904	$30,593	$201,803
Period gap	$39,700	$ (60,994)	$ 30,391	$17,503	$ 26,600
Cumulative gap	$39,700	$ (21,294)	$ 9,097	$26,600	
Ratio of cumulative gap to total earning assets	17.38%	-9.32%	3.98%	11.65%	

Of the amount of loans due after 12 months, $20.3 million had floating or adjustable rates of interest and $51.7 million had fixed rates of interest.

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
ASSETS		
Cash and due from banks	$ 8,103,189	$ 7,107,823
Federal funds sold	—	7,577,000
Total cash and cash equivalents	8,103,189	14,684,823
Securities available for sale (Note 2)	73,447,242	31,062,943
Securities held to maturity (Note 2)	13,705,639	13,420,115
Total securities	87,152,881	44,483,058
Mortgage loans held for sale	—	222,996
Loans: (Notes 3, 11, and 12)		
Commercial	30,878,707	22,290,303
Real estate:		
Mortgage	60,851,541	60,187,376
Home equity	5,081,698	4,334,434
Construction	24,288,004	20,022,335
Bank cards	845,022	839,621
Installment	19,505,064	26,731,480
Less unearned discount	(199,912)	(364,098)
Loans, net of unearned discount	141,250,124	134,041,451
Allowance for loan losses	(1,839,398)	(1,657,979)
Loans, net	139,410,726	132,383,472
Bank premises and equipment, net (Note 4)	5,212,162	4,424,017
Accrued interest receivable	1,669,870	1,643,462
Other assets	7,874,558	3,091,553
	$249,423,386	$200,933,381
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand deposits	$ 25,997,211	$ 24,725,340
Interest bearing demand deposits, MMDA, and NOW accounts	38,238,658	30,510,260
Savings deposits	23,557,599	18,109,743
Time deposits, $100,000 and over: (Note 6)		
Retail certificates of deposit	23,984,491	14,934,724
Retirement accounts	3,812,803	3,251,152
Other time deposits: (Note 6)		
Retail certificates of deposit	79,978,065	63,826,839
Retirement accounts	12,458,550	10,452,973
	208,027,377	165,811,031
Federal funds purchased and securities sold under repurchase agreements	4,763,000	248,946
FHLB borrowings (Note 7)	15,000,000	15,000,000
Note payable (Note 8)	9,000	18,000
Accrued interest payable	437,127	464,702
Other liabilities	359,358	213,941
	228,595,862	181,756,620
Commitments and Contingencies (Note 11)		
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 1,949,229 and 1,935,799 shares issued and outstanding in 2001 and 2000, respectively	2,436,537	2,419,749
Surplus	4,573,213	4,433,755
Retained earnings	13,938,489	12,773,209
Accumulated other comprehensive income	(120,715)	(449,952)
	20,827,524	19,176,761
	$249,423,386	$200,933,381

See Notes to Consolidated Financial Statements.

Years Ended December 31,	2001	2000	1999
Interest income:			
Interest and fees on loans	$11,748,661	$ 12,375,451	$ 10,871,174
Interest on securities:			
U. S. government agencies and corporations	1,688,414	1,065,319	1,289,021
U. S. Treasury securities	14,727	23,378	126,067
States and political subdivisions	1,426,744	1,465,540	1,565,620
Other	955,352	534,248	390,833
Interest on federal funds sold	231,469	154,000	2,694
	16,065,367	15,617,936	14,245,409
Interest expense:			
Interest on deposits	7,715,126	6,554,066	5,921,585
Interest on federal funds purchased and securities sold under repurchase agreements	7,266	63,650	323,991
Interest on FHLB borrowings	465,796	1,081,346	426,645
Interest on note payable	900	1,620	2,340
	8,189,088	7,700,682	6,674,561
Net interest income	7,876,279	7,917,254	7,570,848
Provision for loan losses (Note 3)	288,000	401,500	308,000
Net interest income after provision for loan losses	7,588,279	7,515,754	7,262,848
Other income:			
Deposit fees and charges	1,186,536	1,126,872	982,788
Realized gain on sales of securities available for sale	28,460	—	5,788
Other	633,695	457,006	350,548
	1,848,691	1,583,878	1,339,124
Other expenses:			
Salaries and wages	2,748,789	2,670,980	2,330,686
Pensions and other employee benefits	816,585	655,143	600,662
Occupancy expense	308,360	297,757	267,921
Equipment depreciation	587,890	546,870	482,864
Equipment repairs and maintenance	264,957	221,634	220,749
Advertising and public relations	131,303	122,356	174,857
Federal insurance premiums	27,548	31,143	22,410
Office supplies, telephone, and postage	455,036	385,384	437,606
Taxes and licenses	146,446	127,641	134,325
Legal and professional fees	108,936	285,015	285,551
Other operating expenses	1,074,391	962,630	970,206
	6,670,241	6,306,553	5,927,837
Income before income taxes	2,766,729	2,793,079	2,674,135
Income taxes (Note 9)	747,429	732,629	714,045
Net income	$ 2,019,300	$ 2,060,450	$ 1,960,090
Basic earnings per share	$ 1.04	$ 1.07	$ 1.02
Diluted earnings per share	$ 1.04	$ 1.07	$ 1.02

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001, 2000, and 1999	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 1999	$2,392,684	$4,238,689	$10,310,831	$174,927	$17,117,131
Comprehensive income:					
Net income	—	—	1,960,090	—	1,960,090
Other comprehensive income, net of tax:					
Unrealized holding losses arising during the period, net of deferred income taxes of $694,932	—	—	—	(1,329,420)	(1,329,420)
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $1,968	—	—	—	(3,820)	(3,820)
Total comprehensive income					626,850
Issuance of common stock:					
14 shares in employee bonuses	18	154	—	—	172
8,995 shares pursuant to dividend reinvestment plan	11,243	98,846	—	—	110,089
Cash dividends declared, $.40 per share	—	—	(767,441)	—	(767,441)
Balance, December 31, 1999	2,403,945	4,337,689	11,503,480	(1,158,313)	17,086,801
Comprehensive income:					
Net income	—	—	2,060,450	—	2,060,450
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $340,181	—	—	—	660,352	660,352
Add adjustment for reclassification of securities from held to maturity to available for sale, net of deferred income taxes of $24,732	—	—	—	48,009	48,009
Total comprehensive income					2,768,811
Issuance of common stock:					
21 shares in employee bonuses	26	159	—	—	185
12,622 shares pursuant to dividend reinvestment plan	15,778	95,907	—	—	111,685
Cash dividends declared, $.41 per share	—	—	(790,721)	—	(790,721)
Balance, December 31, 2000	2,419,749	4,433,755	12,773,209	(449,952)	19,176,761
Comprehensive income:					
Net income	—	—	2,019,300	—	2,019,300
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $179,284	—	—	—	348,021	348,021
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $9,676	—	—	—	(18,784)	(18,784)
Total comprehensive income					2,348,537
Issuance of common stock:					
13,430 shares pursuant to dividend reinvestment plan	16,788	139,458	—	—	156,246
Cash dividends declared, $.44 per share	—	—	(854,020)	—	(854,020)
Balance, December 31, 2001	$2,436,537	$4,573,213	$13,938,489	$(120,715)	$20,827,524

See Notes to Consolidated Financial Statements.

Years Ended December 31,	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 2,019,300	$ 2,060,450	$1,960,090
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	683,956	636,795	574,155
Amortization	6,116	—	—
Deferred income taxes	(84,249)	(49,301)	(63,822)
Provision for loan losses	288,000	401,500	308,000
Amortization and accretion on securities	21,021	50,194	87,306
Realized gain on sales of securities available for sale	(28,460)	—	(5,788)
(Gain) loss on sale of foreclosed real estate	(10,462)	4,040	32,775
Change in operating assets and liabilities:			
(Increase) decrease in assets:			
Mortgage loans held for sale	222,996	137,776	398,694
Accrued interest receivable	(26,408)	(237,410)	61,543
Other assets	(68,398)	(176,081)	(679,071)
Increase (decrease) in liabilities:			
Accrued interest payable	(27,575)	69,978	18,947
Other liabilities	145,417	(125,731)	46,079
Net cash provided by operating activities	3,141,254	2,772,210	2,738,908
Cash Flows From Investing Activities			
Proceeds from maturities of securities held to maturity	985,000	1,435,000	2,189,100
Purchase of securities held to maturity	(1,295,925)	—	(1,304,877)
Proceeds from sales and maturities of securities available for sale	24,103,349	597,628	8,757,685
Purchase of securities available for sale	(66,146,300)	(66,600)	(638,900)
Purchase of bank owned life insurance	(4,750,000)	—	—
Net increase in loans made to customers	(7,315,254)	(4,490,771)	(19,310,090)
Net purchases of premises and equipment	(1,472,101)	(458,605)	(649,593)
Proceeds from sale of foreclosed real estate	159,962	377,734	163,950
Net expenditures on foreclosed real estate	—	—	(86,274)
Increase in cash value, life insurance	(15,245)	(34,108)	(19,331)
Net cash (used in) investing activities	(55,746,514)	(2,639,722)	(10,898,330)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	42,216,346	13,600,030	(2,515,800)
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	4,514,054	(24,096)	(4,807,150)
Net proceeds (repayment) on FHLB borrowings	—	(4,000,000)	14,000,000
Repayment of note payable	(9,000)	(9,000)	(9,000)
Net proceeds from issuance of common stock	156,246	111,870	110,261
Dividends paid	(854,020)	(790,721)	(767,441)
Net cash provided by financing activities	46,023,626	8,888,083	6,010,870
Increase (decrease) in cash and cash equivalents	(6,581,634)	9,020,571	(2,148,552)
Cash and cash equivalents, beginning	14,684,823	5,664,252	7,812,804
Cash and cash equivalents, ending	$ 8,103,189	$14,684,823	$5,664,252
Supplemental Disclosures Of Cash Flow Information			
Interest paid	$ 8,216,663	$ 7,630,704	$6,655,614
Income taxes paid	691,690	802,292	777,546
Supplemental Schedule Of Noncash Investing Activities			
Other real estate, equipment and investments acquired in settlement of loans	—	274,000	—

See Notes to Consolidated Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Central Virginia Bankshares, Inc., is a one bank holding company headquartered in Powhatan County, Virginia. The Corporation's subsidiary, Central Virginia Bank provides a variety of financial services to individuals and corporate customers through its seven branches located in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. The Bank's primary deposit products are checking accounts, savings accounts, and certificates of deposit. Its primary lending products are residential mortgage, construction, installment and commercial business loans.

Central Virginia Bank's subsidiary, CVB Title Services, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Corporation's primary purpose is to own membership interests in two insurance-related limited liability companies.

Basis of consolidation: The accompanying consolidated financial statements include the accounts of Central Virginia Bankshares, Inc., and its subsidiary, Central Virginia Bank, including its subsidiary, CVB Title Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

The Bank is required to maintain average reserve and clearing balances in cash with the Federal Reserve Bank. The total of these balances, after receiving credit for vault cash on hand, was approximately $50,000 at December 31, 2001 and 2000.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. There is also a significant concentration of loans to builders and developers in the region. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Securities: Securities are classified as held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 2001, 2000, and 1999.

Mortgage loans held for sale: Mortgage loans originated and held for sale in the secondary market are reported at the lower of cost or market value determined on an aggregate basis.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Bank does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses.

The basic policy of the Bank is to charge off loans when the loss can be readily determined. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment.

When a loan is classified as nonaccrual, all interest receivable on that particular loan is charged back to income at that time. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses are recognized as income on the cash basis.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Years
Buildings and improvements	5 - 39
Furniture and equipment	3 - 10

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. Foreclosed real estate is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Foreclosed real estate is included with other assets on the accompanying consolidated balance sheets.

Advertising costs: Advertising costs are expensed as incurred.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock. Options on 118,025, 132,325, and 127,325 shares of common stock as of December 31, 2001, 2000, and 1999, respectively, were not included in computing diluted EPS because their effect was antidilutive.

	2001	2000	1999
Income available to common stockholders used in basic EPS	**$2,019,300**	$2,060,450	$1,960,090
Weighted average number of common shares used in basic EPS	**1,941,603**	1,929,230	1,919,132
Effect of dilutive securities: Stock options	**1,575**	—	—
Weighted number of common shares and dilutive potential stock used in diluted EPS	**1,943,178**	1,929,230	1,919,132

New Accounting Standards: In June 1998, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Certain provisions of FAS 133 were amended by FAS 137 and FAS 138. Under FAS 133, as amended, derivatives are recognized on the balance sheet at fair value as an asset or liability. Changes in the fair value of derivatives will be reported as a component of other comprehensive income or recognized as earnings through the income statement depending on the nature of the instrument. Additionally, FAS 133 permits the reclassification of securities from held to maturity to available for sale upon adoption. FAS 133 is effective for all quarters of fiscal years beginning after June 15, 2001, with earlier adoption permitted.

Upon adoption of FAS 133 and as of December 31, 2001 and 2000, the Company did not have any derivatives and did not participate in any hedging activities as defined in FAS 133.

During the year ended December 31, 2000, held to maturity securities with an amortized cost of $11,617,625 and a market value of $11,690,366 were reclassified as available for sale as permitted under applicable provisions of FAS 133. The unrealized gain of $72,741 less related deferred income taxes of $24,732 was recorded as an increase to accumulated other comprehensive income.

NOTE 2. SECURITIES

Carrying amounts and approximate market values of securities available for sale are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. treasuries	$ 1,004,174	$ 8,016	$ —	$ 1,012,190
U. S. government agencies and corporations	30,965,957	116,414	181,283	30,901,088
Equities	3,021,561	42,385	126,932	2,937,014
Mortgage-backed securities	7,171,494	79,812	57,205	7,194,101
Corporate and other debt	20,454,519	199,540	253,884	20,400,175
States and political subdivisions	11,013,921	160,724	171,971	11,002,674
	$ 73,631,626	$ 606,891	$ 791,275	$ 73,447,242

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies and corporations	$ 13,404,535	$ 8,110	$ 374,861	$ 13,037,784
Equities	2,876,230	8,400	264,427	2,620,203
Mortgage-backed securities	2,843,993	4,958	36,433	2,812,518
Corporate and other debt	2,763,357	32,177	108,054	2,687,480
States and political subdivisions	9,857,721	156,658	109,421	9,904,958
	$ 31,745,836	$ 210,303	$ 893,196	$ 31,062,943

The amortized cost and approximate market value of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ —	$ —
Due after one year through five years	10,544,048	10,401,864
Due after five years through ten years	20,084,483	20,203,821
Due after ten years	32,810,040	32,710,442
Equities	3,021,561	2,937,014
Mortgage-backed securities	7,171,494	7,194,101
	$ 73,631,626	$ 73,447,242

Carrying amounts and approximate market values of securities being held to maturity are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	**$ 13,705,639**	**$ 238,984**	**$ 77,850**	**$ 13,866,773**

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	$ 13,420,115	$ 197,632	$ 113,727	$ 13,504,020

The amortized cost and approximate market value of securities being held to maturity at December 31, 2001, by contractual maturity, are shown below.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 966,790	$ 980,522
Due after one year through five years	3,768,083	3,858,489
Due after five years through ten years	3,620,617	3,639,598
Due after ten years	5,350,149	5,388,164
	$ 13,705,639	$ 13,866,773

Securities with an amortized cost of $2,092,878 and $2,485,373 and a market value of $2,131,947 and $2,498,931 at December 31, 2001 and 2000, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 3. LOANS

Major classifications of loans are summarized as follows:

December 31,	**2001**	2000
Commercial	**$ 30,878,707**	$22,290,303
Real estate:		
Mortgage	**60,851,541**	60,187,376
Home equity	**5,081,698**	4,334,434
Construction	**24,288,004**	20,022,335
Bank cards	**845,022**	839,621
Installment	**19,505,064**	26,731,480
	141,450,036	134,405,549
Less unearned discount	**(199,912)**	(364,098)
	141,250,124	134,041,451
Allowance for loan losses	**(1,839,398)**	(1,657,979)
Loans, net	**$139,410,726**	$132,383,472

Changes in the allowance for loan losses were as follows:

Years Ended December 31,	**2001**	2000	1999
Balance, beginning of year	**$1,657,979**	$1,486,900	$ 1,267,192
Provision charged to operations	**288,000**	401,500	308,000
Loans charged off	**(229,305)**	(292,494)	(126,639)
Recoveries	**122,724**	62,073	38,347
Balance, end of year	**$1,839,398**	$1,657,979	$ 1,486,900

At December 31, 2001, the Bank had loans amounting to $484,460 that were specifically classified as impaired. The average balance of impaired loans amounted to approximately $711,102 for the year ended December 31, 2001. The allowance for loan losses related to impaired loans amounted to $72,668 at December 31, 2001. The following is a summary of cash receipts on these loans and how they were applied in 2001:

Cash receipts applied to reduce principal balance	$ 312,166
Cash receipts recognized as interest income	38,756
Total cash receipts	$ 350,922

Nonaccruing loans (principally installment, commercial, and mortgage loans) totaled $484,460, $950,249, and $108,932 at December 31, 2001, 2000, and 1999, respectively, which had the effect of reducing net income $35,738 ($.02 per common share), $67,007 ($.03 per common share), and $5,975 ($.003 per common share), for the years then ended, respectively.

NOTE 4. BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment and the total accumulated depreciation are summarized as follows:

December 31,	**2001**	2000
Land	**$ 900,270**	$ 544,802
Buildings and improvements	**3,665,499**	3,120,849
Furniture and equipment	**5,710,778**	5,140,566
	10,276,547	8,806,217
Less accumulated depreciation	**5,064,385**	4,382,200
	$ 5,212,162	$ 4,424,017

NOTE 5. INVESTMENT IN BANK OWNED LIFE INSURANCE

On December 28, 2001, the Bank invested $4,750,000 in bank owned life insurance policies. The earnings from these policies will be used to offset increases in employee benefit costs. The investment in bank owned life insurance is included in other assets on the accompanying consolidated balance sheet at December 31, 2001.

NOTE 6. MATURITIES OF CERTIFICATES OF DEPOSITS

The scheduled maturities of certificates of deposits at December 31, 2001, are as follows:

Year Ending December 31	
2002	$ 82,152,265
2003	20,304,318
2004	6,693,253
2005	8,775,888
2006 and later	2,308,185
	$120,233,909

NOTE 7. FHLB BORROWINGS

The borrowings from the Federal Home Loan Bank of Atlanta, Georgia, are secured by the mortgage loan portfolio of Central Virginia Bank. The borrowings at December 31, 2001 and 2000, consist of the following:

	2001	2000
Interest payable quarterly at a variable rate (currently 6.28%), principal due and payable on July 8, 2002	**$ —**	$5,000,000
Interest payable monthly at a fixed rate of 6.83%, principal due and payable on January 17, 2001	**—**	5,000,000
Interest payable daily at a variable rate (currently 6.35%), principal due and payable on September 19, 2001	**—**	5,000,000
Interest payable quarterly at a fixed rate of 4.45%, principal due and payable on January 5, 2011, callable quarterly beginning January 7, 2002	**5,000,000**	—
Interest payable quarterly at a fixed rate of 4.03%, principal due and payable on March 8, 2011, callable quarterly beginning September 10, 2001	**5,000,000**	—
Interest payable quarterly at a fixed rate of 3.14%, principal due and payable on December 5, 2011, callable quarterly beginning December 5, 2003	**5,000,000**	—
	$ 15,000,000	$15,000,000

NOTE 8. NOTE PAYABLE

The Corporation's subsidiary, Central Virginia Bank, has a note payable which is secured by a first deed of trust on the bank building in Powhatan and is due in annual principal installments of $9,000 plus interest at the rate of 8% per annum through the year 2002. At December 31, 2001 and 2000, the balance of the note was $9,000 and $18,000, respectively.

NOTE 9. INCOME TAX MATTERS

The Corporation and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for the years ended December 31, 2001, 2000, and 1999, are as follows:

	2001	2000	1999
Currently payable	**$ 831,678**	$ 781,930	$ 777,867
Deferred	**(84,249)**	(49,301)	(63,822)
	$ 747,429	$ 732,629	$ 714,045

A reconciliation of the expected income tax expense computed at 34% to the income tax expense included in the consolidated statements of income is as follows:

Years Ended December 31,	**2001**	2000	1999
Computed "expected" tax expense	**$940,688**	$ 949,647	$ 909,250
Tax-exempt interest	**(160,368)**	(165,140)	(175,510)
Tax-exempt loan interest	**(14,325)**	(31,078)	(31,446)
Disallowance of interest expense deduction for the portion attributable to carrying tax-exempt obligations	**24,276**	25,496	23,275
Other	**(42,842)**	(46,296)	(11,524)
	$747,429	$ 732,629	$ 714,045

The deferred income tax provision consists of the following items:

Years Ended December 31,	**2001**	2000	1999
Difference between loan loss provision charged to operating expense and the bad debt deduction taken for income tax purposes	**$(80,123)**	$(36,485)	$(49,803)
Interest income on nonaccrual loans recognized for federal income tax purposes, but not recognized for financial statements until received	**1,165**	(23,063)	5,648
Decrease in value of foreclosed real estate and other assets recognized for financial statements, but not recognized for income tax purposes until realized	**(13,600)**	(1,540)	(12,580)
Deduction for uncollectible late charges recognized for financial statements, but not recognized for income tax purposes until realized	**7,335**	(438)	(15,150)
Accretion of discount recognized for financial statements, but not recognized for income tax purposes until realized	**(2,024)**	1,591	(11,219)
Difference between the depreciation methods used for financial statements and for income tax purposes	**2,998**	10,634	19,282
	$(84,249)	$(49,301)	$(63,822)

The components of the net deferred tax asset included in other assets is as follows at December 31:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	**$ 566,533**	$ 503,033
Less valuation allowance	**(151,038)**	(167,661)
	415,495	335,372
Devaluation reserve on foreclosed property	**27,720**	14,120
Unrealized loss on securities available for sale	**63,670**	232,941
Reserve for uncollectible late charges	**8,253**	15,588
Interest income on nonaccrual loans	**26,081**	27,246
	541,219	625,267
Deferred tax liabilities:		
Property and equipment	**126,690**	123,692
Securities	**8,410**	10,434
	135,100	134,126
Net deferred tax asset	**$ 406,119**	$ 491,141

NOTE 10. PROFIT-SHARING PLAN

The Bank has a profit-sharing plan for those employees who meet the eligibility requirements set forth in the Plan. Substantially all full-time employees are covered. During the year ended December 31, 2000, the plan was amended to allow additional employee voluntary contributions through a 401(k) plan. The Bank matches employees' contributions based on a percentage of salary contributed by participants. Contributions to the Trust fund are determined each year by the Board of Directors. The plan may be amended or terminated by the Board of Directors at any time. The total contributions for the years ended December 31, 2001, 2000, and 1999, were $265,765, $192,405, and $184,372, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2001 and 2000, is as follows:

	2001	2000
Commitments to extend credit	**$36,047,446**	$22,725,094
Standby letters of credit	**2,985,595**	1,118,314
	$39,033,041	$23,843,408

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Borrowing Facilities: The Bank has entered into various borrowing arrangements with other financial institutions for Fed Funds, and other borrowings. The total amount of borrowing facilities available at December 31, 2001, was approximately $23,300,000.

Concentrations of credit risk: All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, the area surrounding Richmond, Virginia. The concentrations of credit by type of loan are set forth in Note 3. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness and construction sectors of the economy.

NOTE 12. RELATED PARTY TRANSACTIONS

The Corporation's subsidiary, Central Virginia Bank, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

Years Ended December 31,	**2001**	2000
Balance, beginning	**$2,321,131**	$2,355,505
New loans	**741,166**	1,619,110
Repayments	**(854,022)**	(1,653,484)
Balance, ending	**$2,208,275**	$2,321,131

NOTE 13. INCENTIVE STOCK OPTION PLAN

The Corporation has a Stock Plan that provides for the grant of Incentive Stock Options up to a maximum of 190,000 shares of common stock. This Plan was adopted to foster and promote the long-term growth and financial success of the Corporation by assisting in recruiting and retaining directors and key employees by enabling individuals who contribute significantly to the Corporation to participate in its future success and to associate their interests with those of the Corporation. The options were granted at the market value on the date of each grant. The maximum term of the options is ten years and one-third of the options vest at the grant date. Another one-third of the options vest upon the first anniversary of the grant date and the remaining options vest upon the second anniversary of the grant date. Options were granted in 2000 to officers that comprised the Bank's Y2K committee. Options were granted in 1999 to all directors, officers, full and part-time employees with a minimum of two years experience at the date of grant.

The following table presents a summary of options under the Plan at December 31:

		Shares Under Options		
	Option Price	**2001**	2000	1999
Outstanding, beginning of year	—	**132,325**	127,325	—
Options granted	$9.125-13.50	—	8,000	132,475
Options exercised	—	—	—	—
Options forfeited	13.50	**(6,300)**	(3,000)	(5,150)
Outstanding, end of year	$9.125-13.50	**126,025**	132,325	127,325

Options exercisable at December 31, 2001, 2000, and 1999, were 123,358, 85,550, and 42,441, respectively.

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date consistent with the methods of FASB Statement 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of FASB Statement 123, the pro forma amounts reflect options with grant dates subsequent to January 1, 1995. There were no options granted during the year ended December 31, 2001.

	2001	2000	1999
Net income			
As reported	**$2,019,300**	$2,060,450	$1,960,090
Pro forma	**$1,976,668**	$1,987,587	$1,891,012
Basic earnings per share			
As reported	**$1.04**	$1.07	$1.02
Pro forma	**$1.02**	$1.03	$0.99
Diluted earnings per share			
As reported	**$1.04**	$1.07	$1.02
Pro forma	**$1.02**	$1.03	$0.99

For purposes of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions for the grants in 2000 and 1999: dividend yield of 4.05%, expected volatility of 20%, risk-free interest rate of 5.0% and an expected option life of 5 years. The fair value of each option granted in 2000 was $1.06. The fair value of each option granted in 1999 was approximately $1.57.

NOTE 14. REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital as defined to average assets as defined. Management believes, as of December 31, 2001, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			Dollars in Thousands			
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 22,462	12.50%	$ 14,376	8.00%	N/A	N/A
Central Virginia Bank	21,003	11.77%	14,276	8.00%	$17,845	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	20,623	11.48%	7,186	4.00%	N/A	N/A
Central Virginia Bank	19,164	10.74%	7,137	4.00%	10,706	6.00%
Tier I Capital (to Average Assets)						
Consolidated	20,623	8.69%	9,493	4.00%	N/A	N/A
Central Virginia Bank	19,164	8.13%	9,371	4.00%	11,714	5.00%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 21,286	13.39%	$ 12,718	8.00%	N/A	N/A
Central Virginia Bank	19,767	13.79%	11,467	8.00%	$14,334	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	19,627	12.35%	6,357	4.00%	N/A	N/A
Central Virginia Bank	18,109	12.63%	5,735	4.00%	8,603	6.00%
Tier I Capital (to Average Assets)						
Consolidated	19,627	10.00%	7,851	4.00%	N/A	N/A
Central Virginia Bank	18,109	9.29%	7,796	4.00%	9,745	5.00%

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $3,493,186 in 2001 without regulatory approval.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and subsidiary.

The following methods and assumptions were used by the Corporation and subsidiary in estimating the fair value of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgage loans held for sale: The carrying amount of mortgage loans held for sale approximate their fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

Deposit liabilities: The fair values of demand deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Federal funds purchased and securities sold under repurchase agreements: The carrying amounts for federal funds purchased and securities sold under repurchase agreements approximate their fair values.

FHLB borrowings: The carrying amount of FHLB borrowings approximate their fair values.

Note payable: The carrying amount of the note payable approximates its fair value.

The following is a summary of the carrying amounts and estimated fair values of the Corporation and subsidiary's financial assets and liabilities at December 31, 2001 and 2000:

December 31,	**2001**		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 8,103,189**	**$ 8,103,189**	$ 14,684,823	$ 14,684,823
Securities available for sale	**73,447,242**	**73,447,242**	31,062,943	31,062,943
Securities held to maturity	**13,705,639**	**13,866,773**	13,420,115	13,504,020
Mortgage loans held for sale	**—**	**—**	222,976	222,976
Loans, net	**139,410,726**	**145,990,726**	132,383,472	135,671,472
Accrued interest receivable	**1,669,870**	**1,669,870**	1,643,462	1,643,462
Financial liabilities:				
Demand and variable rate deposits	**87,793,468**	**87,793,468**	73,345,343	73,345,343
Fixed-rate certificates of deposits	**120,233,909**	**123,942,909**	92,465,688	94,032,000
Federal funds purchased and securities sold under repurchase agreements	**4,763,000**	**4,763,000**	248,946	248,946
FHLB borrowings	**15,000,000**	**15,000,000**	15,000,000	15,000,000
Note payable	**9,000**	**9,000**	18,000	18,000
Accrued interest payable	**437,127**	**437,127**	464,702	464,702

At December 31, 2001 and 2000, the Corporation had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value.

NOTE 16. CONDENSED PARENT-ONLY FINANCIAL STATEMENTS

Financial statements for Central Virginia Bankshares, Inc., (not consolidated) are presented below.

BALANCE SHEETS

December 31,	2001	2000
Assets		
Cash	$ 252,365	$ 189,861
Investment in subsidiary	19,352,835	17,907,812
Securities available for sale	1,154,064	1,014,340
Other assets	69,243	67,115
	$20,828,507	$ 19,179,128
Liabilities		
Other liabilities	$983	$ 2,367
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 1,949,229 and 1,935,799 shares issued and outstanding in 2001 and 2000, respectively	2,436,537	2,419,749
Surplus	4,573,213	4,433,755
Retained earnings	13,938,489	12,773,209
Accumulated other comprehensive income	(120,715)	(449,952)
	20,827,524	19,176,761
	$20,828,507	$ 19,179,128

STATEMENTS OF INCOME

Years Ended December 31,	2001	2000	1999
Income:			
Management fees	$ 36,000	$ 36,000	$ 36,000
Dividends received from subsidiary	854,020	790,721	767,441
Equity in undistributed earnings of subsidiary	1,112,307	1,225,981	1,154,895
Dividend income	81,433	81,563	73,540
Gain on sale of securities available for sale	6,371	—	—
	2,090,131	2,134,265	2,031,876
Expenses:			
Operating expenses	72,215	73,784	66,909
Income before income taxes	2,017,916	2,060,481	1,964,967
Income taxes	(1,384)	31	4,877
Net income	$2,019,300	$2,060,450	$1,960,090

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$2,019,300	$2,060,450	$1,960,090
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiary	(1,112,307)	(1,225,981)	(1,154,895)
Realized gain on sales of securities available for sale	(6,371)	—	—
Change in operating assets and liabilities:			
(Increase) decrease in other assets	—	364	(172)
Increase (decrease) in other liabilities	(1,384)	(14,349)	2,654
Net cash provided by operating activities	899,238	820,484	807,677
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	325,471	—	—
Purchase of securities available for sale	(464,431)	(66,600)	(91,150)
Net cash (used in) investing activities	(138,960)	(66,600)	(91,150)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	156,246	111,870	110,261
Dividends paid	(854,020)	(790,721)	(767,441)
Net cash (used in) financing activities	(697,774)	(678,851)	(657,180)
Increase in cash	62,504	75,033	59,347
Cash, beginning	189,861	114,828	55,481
Cash, ending	$ 252,365	$ 189,861	$ 114,828

MITCHELL,
WIGGINS &
COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors and Stockholders
Central Virginia Bankshares, Inc.
Powhatan, Virginia

We have audited the accompanying consolidated balance sheets of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Mitchell, Wiggins & Company LLP

Richmond, Virginia
January 16, 2002



Standing, from left: *Charles B. Goodman; Charles W. Binford; Elwood C. May; Garland L. Blanton, Jr.; Fleming V. Austin*
Seated, from left: *James T. Napier; John B. Larus; Ralph Larry Lyons*

DIRECTORS

John B. Larus
Chairman of the Board

Ralph Larry Lyons
President & CEO, Central Virginia Bank

Fleming V. Austin
Retired Bank Executive

Charles W. Binford
Retired Partner, A.G. Smith & Co., General Merchandise Store, Maidens, Va., *Retired Postmaster*, Maidens, Va.

Garland L. Blanton, Jr.
Retired President/Manager, Blanton and Pleasants Hardware, Inc.

Charles B. Goodman
President, Goodman Truck and Tractor Company, Inc.

Elwood C. May
Owner/Operator, Flat Rock Hardware

James T. Napier
President, Napier Old Colony Realtors

OFFICERS

Ralph Larry Lyons
President and CEO

Charles F. Catlett, III
Senior Vice President/Chief Financial Officer

Joseph B. Keesee
Senior Vice President/Senior Lending Manager

Jodie S. Cocke
Vice President/Construction Lending Manager

Richard C. Jenkins
Vice President/Senior Mortgage Loan Manager

F. William Kidd
Vice President/Operations/Information Systems Manager

Judy M. Reynolds
Vice *President/Retail Administration Manager/Lender*

Shirley G. Boelt
Assistant Vice President/Human Resources/ Training Manager

D. Todd Bradbury
Assistant Vice President/Operations Manager

Edith M. Breedlove
Assistant Vice President/Branch Manager/ Business Developer

Elaine M. Burns
Assistant Vice President/Mortgage Loan Manager

Linda G. Cheatham
Assistant Vice President/Assistant Branch Manager

Deborah B. Henshaw
Assistant Vice President/Branch Manager

Leslie J. Payne
Assistant Vice President/Operations Support

Darlene P. Pelot
Assistant Vice President/Branch Manager

Cheryl W. Purdy
Assistant Vice President/Branch Manager

Debra L. Stultz
Assistant Vice President/Loan Administration/ Compliance Manager

Thomas R. Thornton Jr.
Assistant Vice President/Accounting Manager

Vicki M. Alvarez
Loan Officer/Retail Lender

Mark E. Broughton
Operations Officer/Item Processing Manager

Betty J. Davis
Branch Officer/Branch Manager

Mary Ellen Twigg
Investment Officer/Investment Sales Manager

Margaret C. Kelley
Finance Officer/Finance Support Specialist

CORPORATE INFORMATION

COMMON STOCK

Central Virginia Bankshares, Inc common stock trades on the Nasdaq Stock Market[sm] under the symbol "CVBK". As of March 1, 2002, the Company had approximately 847 shareholders of record.

The following table shows dividends paid and the high and low trade prices by quarter for the past two years according to Nasdaq

	2001			2000		
	High Trade	Low Trade	Dividends Paid	High Trade	Low Trade	Dividends Paid
First Quarter	$ 11.25	$ 8.875	$.11	$10.00	$8.625	$.10
Second Quarter	12.50	10.73	.11	9.375	8.125	.10
Third Quarter	14.25	11.50	.11	9.125	8.375	.10
Fourth Quarter	12.50	10.54	.11	10.00	8.75	.11

Stock Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

Independent Accountants
Mitchell, Wiggins & Company, LLP
Certified Public Accountants
Richmond, Va.

Corporate Office
2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Legal Counsel
Williams, Mullen, Clark & Dobbins
Richmond, Va.

Web Site
www.centralvabank.com

Form 10-K *A Copy of Form 10-K, including financial statement schedules, as filed with the Securities and Exchange Commission will be furnished without charge upon written request.*

CORPORATE CENTER

Bookkeeping/ Customer Service
Sarah P. Baltimore
Christi L. Bowen
D. Todd Bradbury
Robin A. Bridwell
Edward L. Brown
R. Jack Cress
Karen B. Hall
Peggy F. McGee
Vickie L. Perkins
Carrie B. Smith
Florine B. Toone

Compliance/Loan Operation
Ann M. Anderson
Wenndy P. Green
Stephen C. Grinnell
Rosemary H. Jasper
Cynthia S. Matney
Kendall P. McGee
Debra L. Stultz

Executive Administration
R. Larry Lyons
Katie A. Slack
Karen W. Willis

Finance/Accounting
Charles F. Catlett, III
Margaret C. Kelley
Susan D. Ramsey
Thomas R. Thornton, Jr.
Sharon C. Wingo

Human Resources/Training
Shirley G. Boelt

Item Processing
Mark E. Broughton
Sara E. Carter
Debra F. Giella
Margaret A. Gillis
Candi A. Lewis
Sandra M. Moore
Laura L. Russell

Investments
Mary Ellen Twigg

Network Technology
Leslie J. Payne

Information Technology
F. William Kidd

BANKING LOCATIONS

Main Office
2501 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 403-2070

Branch
Victoria M. Alvarez
Linda D. Blevins
Patsy D. Bowlin
Renee A. Broughton
Allyson M. Brown
Linda G. Cheatham
Annette E. Compton
Bryony T. Davis
Josephine L. Goodman
Annette L. MacLelland
Darlene P. Pelot
Joyce C. Richter
Katy A. Rushok
Jessica J. Russell

Commercial/Construction Lending
Jodie S. Cocke
Joseph B. Keesee
Charity Y. Moore-Kirby
Cynthia F. Santos
Lisa G. Sowers

Retail Administration
Katherine L. Fielder
Leah C. Gregoire
Judith M. Reynolds
Amy C. Tucker

Cartersville
2288 Cartersville Road
Cartersville, Va. 23027
(804) 375-9073

Barbara M. Cashion
Betty J. Davis
Monique A. Frayser
Nancy T. Parker
Linda J. Spears

Midlothian
Village Marketplace Shopping Center
13200 Midlothian Turnpike
Midlothian, Va. 23113
(804) 794-0033

Edith M. Breedlove
Carol A. Bruce
R. Bryan Daniel
Sandra A. Hunt
Vickie A. Landing
M. Patricia Pate
Cynthia A. Smith
Connie G. Wheeler
Erica A. Wilkerson

Wellesley
3490 Lauderdale Drive
Glen Allen
(804) 364-6200

Victor Giang
Courtney D. Klein
Loretta M. Waddy
Darlene M. Windle

Brandermill
Market Square Shopping Center
4901 Millridge Parkway
Midlothian, Va. 23112
(804) 744-1784

Carol J. Conyers
Veronica G. Delaney
Gloria J. Estep
Casey M. Horton
Linda J. Lamm
Laverne W. Mason
Cheryl W. Purdy
Latonya R. Wilkerson

Cumberland
1422 Anderson Highway
Cumberland, Va. 23040
(804) 492-5100

Denny M. Barger
Gloria M. Booker
Leslie M. Diming
Deborah B. Henshaw
Patricia A. Pedrick
Irene D. Speas
April D. Sullivan
Diane G. Washington

Mortgage Loan Services
2490 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 598-4223

Elaine M. Burns
Matthew R. Cason
Jennifer L. DeHart
S. Michelle Hanks
Richard C. Jenkins
Larry Edward Moore, Jr.

Central Virginia Bankshares, Inc.
Post Office Box 39
Powhatan, Virginia 23139
(804) 403-2000